PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM TO CHANGE NAME TO ‘VUANCE’ AND
COMPLETE A REVERSE SHARE SPLIT;
PLANS LISTING ON THE NASDAQ CAPITAL MARKET

Qadima, ISRAEL, and McLean, VIRGINIA - April 30, 2007 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a provider of incident management and active RFID solutions, today announced that at an extraordinary general meeting held on April 29, 2007, the Company’s shareholders approved (1) a change in the Company’s name to Vuance Ltd., and (2) a 1-for-5.88235 ‘reverse split’ of the Company’s ordinary shares.

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Corporate Name Change to “Vuance Ltd.”: In the fourth quarter of 2006, the Company shifted its strategic focus from its legacy e-ID business to the potentially more lucrative business of real time location and credentialing of people, assets and objects. To better convey the Company’s new corporate focus to customers and investors, management asked the Company’s shareholders to approve a change in the Company’s name. The name selected by management and approved by the shareholders, VUANCE, a combination of the words “View” and “Nuance”, was selected to convey management’s belief that the Company’s technology affords a uniquely comprehensive vision into every aspect of controlled sites or objects. The Company plans to launch a branding strategy with the goal of achieving recognition of Vuance-branded IRMS and Active RFID solutions throughout its target public safety, commercial and government markets.

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Reverse split of ordinary shares: The Company plans to apply for listing of its ordinary shares on The Nasdaq Capital Market. To satisfy The Nasdaq Capital Market’s listing requirement that the ordinary shares have a minimum bid price of $4.00, the Company is undertaking a 1-for-5.88235 ‘reverse split’. The ‘reverse split’ will become effective for trading purposes after receipt of approval by the OTC Bulletin Board and Euronext.

The Company will issue a press release announcing the date on which the reverse split and name change will be effective for trading purposes, and any new trading symbol that is assigned.

“We continue to make significant progress in our new IRMS solutions and Active RFID tracking businesses, both of which offer exceptional potential for long-term growth and the enhancement of shareholder values,” stated Mr. Eyal Tuchman, Chief Executive Officer of the Company. “To bolster our sales and marketing efforts, we are prepared to launch a branding effort around ‘Vuance’, our new selected corporate name. In addition, the ‘reverse split’ will represent the first step towards a listing of our shares on The Nasdaq Capital Market, which we believe will enhance our standing with investors and potential customers. We are very optimistic regarding our corporate strategy and the ability to ramp up our new businesses in order to achieve the Company’s long-term potential.”

About SuperCom Ltd.

SuperCom Ltd. provides innovative incident management and active RFID solutions to the public safety, commercial and government sectors. SuperCom’s Incident Response Management System (IRMS) is the industry’s most comprehensive mobile credentialing and access control system, as required by Homeland Security and other initiatives. Active RFID is a complete, cost-effective solution for the continuous tracking of individuals and assets. For more information, visit the Company’s websites at www.supercomgroup.com, www.supercom-inc.com and www.pure-rf.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Contacts:

In Israel:	In North America:
Alex Somech	RJ Falkner & Co, Inc., Investor Relations Counsel

Tel: +972-77-3456-302	Tel: 800-377-9893
Fax: +972-50-8961-570	E-mail: info@rjfalkner.com
Mobile: +972-54-4297-754
E-mail: alex@somech.name